Catasys, Inc.

11601 Wilshire Boulevard, Suite 1100

Los Angeles, California 90025

April 20, 2017

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Reynolds, Assistant Director, Office of Beverages, Apparel, and Mining

Re:          Catasys, Inc.

Registration Statement on Form S-1

File No. 333-216007

Acceleration Request

Dear Mr. Reynolds:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Catasys, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Monday, April 24, 2017, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

In connection with the foregoing request, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Priya K. Agrawal of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6708 with any comments or questions regarding the Registration Statement.

Very truly yours,

Catasys, Inc.

/s/ Terrey S. Peizer
By:	Terren S. Peizer
Its:	Chief Executive Officer

cc:           David Link, Securities and Exchange Commission

Jonathan Burr, Securities and Exchange Commission

Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

April 20, 2017

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:      Catasys, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-216007

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Joseph Gunnar & Co., LLC, as representative of several underwriters, hereby joins in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Monday, April 24, 2017, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from March 20, 2017 to the date of this letter, we, acting as representative to the several underwriters, wish to advise you that we distributed as many copies, as well as “E-red” copies of the Preliminary Prospectuses, dated March 31, 2017 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectuses.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

Joseph Gunnar & Co., LLC

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking/Underwriting